Exhibit 99.2

Notice of 2026 Annual

General Meeting

By Mail	By Telephone	Online
www.southbow.com/investors/shareholder-meeting	1-866-732-VOTE (8683) Toll-free	www.investorvote.com

Date and Time
May 7, 2026 at 8:00 a.m. Mountain time.
Location
The Meeting will be held virtually using the LUMI platform to enable greater Shareholder attendance and participation.
How to Participate

Registered Shareholders and duly appointed proxyholders (who have properly registered) will be able to attend, participate, and vote at the Meeting virtually at https://meetings.lumiconnect.com/400-256-376-715. Beneficial Shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting as guests and listen to the live audio webcast, though will not be able to participate or vote at the Meeting.

The Meeting will be held in a virtual-only format, by live audio webcast as a cost-efficient way to engage with Shareholders. Every Registered Shareholder and duly appointed proxyholder, regardless of geographic location, will have an equal opportunity to participate at the Meeting and vote on the matters to be considered at the Meeting. The Meeting cannot be attended in person. A recording of the Meeting will be available on South Bow’s website following the event, including Shareholder questions addressed by South Bow.

Registered Shareholders who cannot attend the Meeting may vote by proxy. To be valid, proxies must be received by Computershare Investor Services Inc. (“Computershare”) before the deadline for submitting proxies, being 8:00 a.m. Mountain time on May 5, 2026, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the commencement of the adjourned or postponed Meeting.

If you are a Shareholder who wishes to appoint a person other than the Management nominees identified on the form of proxy or voting instruction form (“VIF”) to represent you at the Meeting, including if you are a Beneficial Shareholder and wish to appoint yourself as proxyholder to attend, you may do so by inserting such person’s name in the blank space provided in the form of proxy or VIF and following the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you wish that a person other than the Management nominees identified on the form of proxy or VIF represent you at the Meeting as your proxy, you must register such proxyholder after having submitted your form of proxy or VIF identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate, or vote at the Meeting. To register a proxyholder, Shareholders must visit www.computershare.com/southbowAGM and provide Computershare with their proxyholder’s contact information, name in which the Shares are registered, and holder account number if you are the Registered Shareholder, or Customer Unit Identifier (“CUID”) of the broker where the Shares are held if you are the Beneficial Shareholder, so that Computershare may provide the proxyholder with a username via e-mail.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions, and vote, all in real time, provided they are connected to the internet and comply with all requirements set out in the Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to ask questions or vote at the Meeting.

Additional information on how to attend and participate at the Meeting can be found in the accompanying Circular.

Meeting Materials

It is important that you review the Circular before voting, as it contains important information relating to the business of the Meeting. The Company has elected to deliver this Notice of Meeting and the accompanying Circular (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials at www.southbow.com/investors/shareholder-meeting in accordance with the notice-and-access notification mailed to Shareholders of the Company. The use of the notice-and-access procedures under applicable securities laws will reduce the Company’s printing and mailing costs and is more environmentally friendly by reducing the use of paper. The Meeting Materials will be available on the website above as of April 2, 2026, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov as of April 2, 2026.

Business of the Meeting

The Meeting is being held for the following purposes:

1.  to present the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the accompanying auditor’s report;

2.  to elect the 11 nominated directors, as more particularly described in the accompanying Circular;

3.  to appoint KPMG LLP, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors;

4.  to vote, in a non-binding, advisory manner, on the Company’s approach to executive compensation; and

5.  to transact such other business as may be properly transacted at the Meeting or at any adjournment or postponement thereof.

Voting Entitlement

The Board of Directors of the Company (the “Board” or the “Board of Directors”) has fixed the close of business on March 9, 2026 as the record date of the Meeting, being the date for determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Dated at Calgary, Alberta, Canada, as of March 13, 2026.

By order of the Board of Directors

“Kate Fischer”

Associate General Counsel & Corporate Secretary